KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT ON RECONCILIATION
TO UNITED STATES GAAP

To the Board of Directors of
Great Basin Gold Ltd.

On February 24, 2006, we reported on the consolidated balance sheets of Great Basin Gold Ltd. (the "Company") as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles - Item 18" for the years ended December 31, 2005, 2004 and 2003. This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 9, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

Great Basin Gold Ltd. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). The Company has previously reported its consolidated financial statements in accordance with Item 17 under Form 20-F, including the US GAAP reconciliation requirements thereunder. In order to be eligible for use of the SEC’s registration statement on Form F-10, the Company must reconcile its financial statements pursuant to Item 18 under Form 20-F, which requires more detailed reconciliation with U.S. GAAP and the rules and regulations promulgated by the SEC. This “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” section supplements the Company’s financial statements set forth in its annual report on Form 40-F in order to comply with Item 18 under Form 20-F. This section should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 as set forth in the Form 40-F.

Had the Company followed US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

	As at	As at
	December 31	December 31
	2005	2004
Consolidated Balance Sheets		(restated)

Total assets
Total assets under Canadian GAAP	$116,689,495	$116,533,889
Adjustments under US GAAP
Mark-to-market adjustment on warrants (b)	–	(45,000)
Total assets under US GAAP	$116,689,495	$116,488,889

Total liabilities under Canadian and US GAAP	$20,064,205	$25,348,166

Share capital and contributed surplus under Canadian GAAP	$166,235,846	$159,232,508
Adjustments under US GAAP:
Stock-based compensation (a)	2,658,000	2,658,000
Share capital and contributed surplus under US GAAP	$168,893,846	$161,890,508

Deficit under Canadian GAAP	$(69,610,556)	$(68,046,785)
Adjustments under US GAAP:
Stock-based compensation (a)	(2,658,000)	(2,658,000)
Mark-to-market adjustment on warrants (b)	45,000	(45,000)
Reduction of gain on sale of investments due to prior year
mark-to-market adjustment (b)	(45,000)	–
Deficit under US GAAP	$(72,268,556)	$(70,749,785)

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2005	2004	2003
Consolidated Statements of Operations		(restated)
Loss for the year under Canadian GAAP	$1,563,771	$12,165,737	$7,496,507
Adjustments under US GAAP:
Mark-to-market adjustment on warrants (b)	–	45,000	–
Reduction of gain (loss) on sale of investments due
to prior year mark-to-market adjustment (b)	(45,000)	–	727,000
Loss and comprehensive loss for the year
under US GAAP	$1,518,771	$12,210,737	$8,223,507

Basic and diluted loss per share for the year
under US GAAP	$0.02	$0.14	$0.14

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2005, 2004, and 2003.

(a)

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock-based compensation as prescribed by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company adopted the fair value base method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and other Interpretations. No compensation expense was recognized under APB 25 because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant.

For the years ended December 31, 2005, 2004, and 2003, there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under both Canadian and US GAAP. As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption for non-employee grants.

(b)

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, Reporting Comprehensive Income, which establishes standards for reporting

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, certain warrants held by the Company would be considered derivative financial instruments and would be accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), until they are exercised. Once exercised, the shares received would be considered an available-for-sale security and would be accounted for under SFAS 115. The warrants issued were exercised and sold in 2002. Accordingly, a mark-to-market loss of $727,000 recorded in 2002 under US GAAP would be included in the gain otherwise recognised in 2003. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations.

Under US GAAP, other warrants held by the Company would also be considered derivative financial instruments and would be accounted for under SFAS 133 until they were exercised. Once exercised, the shares received would be considered available-for-sale securities and would be accounted for under SFAS 115. At December 31, 2005, the fair value of the remaining warrants was estimated to be $179,000 (2004 – $226,000). Consequently, a mark-to-market loss of $45,000 would have been recorded in 2004 under US GAAP and would decrease the loss on sale of investments in 2004 by an equal and offsetting amount. For Canadian GAAP purposes, shares received on the exercise of the warrants are carried at cost, unless there is an other than temporary decline in value, in which case the shares are written down to market value as a charge to the statement of operations.

(c)

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting substantially all of its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(d)	Other disclosure

The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts receivable:

	As At December 31
	2005	2004
General and value added sales taxes	$127,857	$181,134
Other receivables	80,905	60,438
Total	$208,762	$241,572

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(e)

The Company meets the definition of a development stage enterprise under SFAS 7, Accounting and Reporting by Development Stage Enterprises (“SFAS 7”). Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with SFAS 7. Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities. Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to December 31, 2005 is presented as follow:

Period from
January 1, 1998
Consolidated statements of operations and deficit	to December 31, 2005

Mineral property exploration and reclamation	$43,481,474
General and administration, salaries, professional fees, and other	18,651,894
Other income	(984,566)

Net loss for the period from January 1, 1998 to December 31, 2005,
being the deficit accumulated during the exploration stage	61,148,802

Opening deficit accumulated during the development stage,
January 1, 1998	11,119,754

Ending deficit accumulated during the development stage,
December 31, 2005	$72,268,556

Period from
January 1, 1998
Consolidated statements of cash flows	to December 31, 2005

Operating activities	(45,067,557)
Investing activities	(12,898,806)
Financing activities	73,561,066

Increase in cash and cash and cash equivalents	15,594,703

Cash and cash equivalents – January 1, 1998	1,922,206

Cash and cash equivalents – December 31, 2005	17,516,909

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

Under FAS 7, the Company’s shareholders’ equity since the date of inception is as follows:

	Common Shares
						Deficit
						accumulated
						during the	Total
	Issue	Number of			Contributed	development	Shareholders
	Price	shares	Amount	Warrants	surplus	stage	' Equity

	$		$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	201,156
Stock based compensation	–	–	–	–	372,000	(372,000)	–
Loss for the year	–	–	–	–	–	(6,447,118)	(6,447,118)

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	3,606,250
Stock based compensation	–	–	–	–	1,385,000	(1,385,000)	–
Loss for the year	–	–	–	–	–	(4,928,029)	(4,928,029)

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	9,299,145
Stock based compensation	–	–	–	–	41,000	(41,000)	–
Loss for the year	–	–	–	–	–	(11,305,645)	(11,305,645)

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	22,184,114

Share issuance costs	–	–	(31,245)	–	–	–	(31,245)
Stock based compensation	–	–	–	–	860,000	(860,000)	–
Loss for the year	–	–	–	–	–	(9,064,906)	(9,064,906)

Balance, December 31, 2001	–	38,182,137	55,953,415	–	2,658,000	(45,523,452)	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	7,891,385
Warrants issued for mineral property	–	–	–	295,000	–		295,000
Stock based compensation	–	–	–		374,627		374,627
Loss for the year	–	–	–	–	–	(5,519,089)	(5,519,089)
Mark-to-market adjustment on warrants	–	–	–	–	–	727,000	727,000

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	19,769,904

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

	Common Shares
						Deficit
						accumulated
						during the	Total
	Issue	Number of			Contributed	development	Shareholders
	Price	shares	Amount	Warrants	surplus	stage	' Equity

	$		$	$	$	$	$
Balance, December 31, 2002 (brought
forward)		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	13,800,000
Warrants issued for mineral property	–	–	–	2,200,000	–		2,200,000
Exercise of warrants – fair value	–	–	2,200,000	(2,200,000)			–
Fair value of stock options exercised	–	–	430,000	–	(430,000)	–	–
Stock based compensation	–	–	–	–	2,131,739	–	2,131,739
Loss for the year	–	–	–	–	–	(7,496,507)	(7,496,507)
Reduction on gain on sale of investments	–	–	–	–	–	(727,000)	(727,000)

Balance, December 31, 2003		72,639,907	105,492,718	295,000	4,734,366	(58,539,048)	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	32,780,000
Exercise of stock options - fair value	–	–	239,915	–	(239,915)	–	–
Warrants issued for mineral property	–	–	–	11,360,000	–	–	11,360,000
Warrants expired unexercised	–	–	–	(221,250)	221,250	–	–
Exercise of warrants – fair value	–	–	73,750	(73,750)	–	–	–
Stock based compensation	–	–	–		2,473,354	–	2,473,354
Loss for the year	–	–	–		–	(12,165,737)	(12,165,737)
Mark-to-market adjustment on warrants	–	–	–	–	–	(45,000)	(45,000)

Balance, December 31, 2004		86,613,379	143,341,453	11,360,000	7,189,055	(70,749,785)	91,140,723

Exercise of warrants	0.91	5,500,000	5,018,062	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	1,509,120
Exercise of warrants – fair value	–	–	11,360,000	(11,360,000)	–	–	–
Stock based compensation	–	–	–	–	476,156	–	476,156
Loss for the year	–	–	–	–	–	(1,563,771)	(1,563,771)
Reduction on gain on sale of investments	–	–	–	–	–	45,000	45,000

Balance, December 31, 2005		93,685,379	161,228,635	–	7,665,211	(72,268,556)	96,625,290

For each of the periods presented, loss equals comprehensive loss.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(f)	Impact of recent United States accounting pronouncements:

	(i)	In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3,

Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(iii)

In December 2004, FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of Opinion No. 29. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, Accounting for Non-Monetary Transactions (APB 29) is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for exchanges of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of this statement will have no impact on the financial statements.

(iv)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(v)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(vi)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The Company does not expect the adoption of this interpretation to impact the Company’s results of operations or financial position.